EXHIBIT 99
                                                                  PRESS RELEASE
                                                          For Immediate Release

                             INSITUFORM EAST REPORTS
                               FISCAL 2001 RESULTS

         LANDOVER, MD, September 28, 2001 - INSITUFORM EAST, INCORPORATED. [NASDAQ: INEI] reported a consolidated net loss of -$2,345,056 (-$0.54 per share) on sales of $23.2 million for the fiscal year ended June 30, 2001. In the previous year, the Company reported a consolidated net loss of -$2,761,306 (-$0.63 per share) on sales of $22.4 million. The Company attributed its unfavorable fiscal 2001 results to significantly reduced margins in the southeast region of the United States due to competitive conditions experienced in that marketplace, a marketplace generally served by its Midsouth Partners subsidiary. The Company attributed its decreased losses in the current year to the combination of a consistent flow of immediately workable backlog in its licensed Insituform territories during the first nine months of fiscal 2001 and the impact of an aggressive cost reduction program initiated during the fourth quarter of fiscal 2000.

                                FINANCIAL SUMMARY

                     Three Months Ended June 30,       Year Ended June 30,
                      --------------------------  -----------------------------
                           2001          2000           2001            2000
                           ----          ----           ----            ----

Sales                   $4,778,690    $5,672,703    $23,206,207     $22,421,875
                      ============  ============  =============  ==============

Net Loss              (-$1,503,224) (-$  303,327) (-$ 2,345,056) (-$  2,761,306)
                      ============  ============  =============  ==============

Basic and Diluted
  Loss Per Share      (-$     0.35) (-$     0.07) (-$      0.54) (-$       0.63)
                      ============  ============  =============  ==============

Weighted Average
  Shares Outstanding
     Basic               4,356,862     4,356,862      4,356,862       4,356,862
     Diluted             4,356,862     4,356,862      4,356,862       4,356,862


         Only the Company's Midsouth Partners subsidiary incurred operating losses for the fiscal year ended June 30, 2001. That is, all other activities of the Company operated at a combined profit in fiscal 2001. This is a significantly improved situation for the combined results of these other activities over recent fiscal years. As discussed above, Midsouth Partners' operating performance is being affected by competitive conditions in its market area, including, the Company believes, competition from Insituform Technologies, Inc. ("ITI") since ITI withdrew from the Midsouth partnership under the terms of a 1999 settlement agreement.

         As previously reported, ITI, the Company's Insituform process licensor and former partner in the Midsouth Partners' partnership, initiated a second calendar 1999 lawsuit against the Company on December 3, 1999, following the July 20, 1999 settlement (the Midsouth Settlement Agreement) of earlier litigation filed March 11, 1999. The newest litigation appears again targeted by ITI to usurp for itself certain rights belonging to the Company or to Midsouth Partners including the Company's legitimate competitive rights as a licensee and certain competitive rights of Midsouth Partners acquired pursuant to the Midsouth Settlement Agreement. While the ultimate outcome of any litigation including the December 1999 most recent ITI litigation cannot be predetermined, pending resolution the Company intends to continue to exercise its rights under its license agreements and the Midsouth Settlement Agreement as exercised prior to the instigation of such litigation. Trial of the December 1999 litigation is currently scheduled for February 19, 2002.

         The Company's total backlog value of all uncompleted and multi-year contract awards was approximately $15.3 million at June 30, 2001 as compared to $27.1 million at June 30, 2000. The twelve-month backlog at June 30, 2001 was approximately $12.0 million as compared to $15.2 million at June 30, 2000. The total backlog value of all uncompleted and multi-year contracts at June 30, 2001 and 2000 includes work not estimated to be released and installed within twelve months, as well as potential work included in term contract awards which may or may not be fully ordered by contract expiration. While potentially helpful as a possible trend indicator, "total" and "twelve-month" backlog figures at specific dates are not necessarily indicative of sales and earnings for future periods due to the irregular timing and receipt of major project awards, including large, multi-year, menu-priced contracts with estimated but uncertain order quantities further subject to the specifics of individual work releases. On a week-to-week and month-to-month basis, the availability of often volatile "immediately workable" backlog most directly affects productivity, with such availability subject to unpredictable changes such as weather, customer-initiated delays and found variances in site conditions.

         In addition to immediately workable backlog, another significant factor affecting the Company's future performance remains the volatility of earnings as a function of sales volume at normal margins. Accordingly, because a substantial portion of the Company's costs are semi-fixed in nature, earnings can, at times, be severely reduced or eliminated during periods of either depressed sales at normal margins or material increases in discounted sales, even where total revenues may experience an apparent buoyancy or growth from the addition of discounted sales undertaken from time-to-time to strategic reasons. Conversely, at normal margins, increases in period sales typically leverage positive earnings significantly.

         In response to continuing unfavorable operating margins, the Company embarked on an aggressive cost reduction program in the closing quarter of fiscal 2000 to return the Company to positive operating results in fiscal 2001. This program has been successful except for the impact of competitive conditions in the southeast region, as detailed above.

         This press release contains forward-looking statements, which are inherently uncertain and therefore amplify evaluation risks. The Company's future results could differ materially from those currently anticipated due to a number of factors, including, without limitation, the availability of immediately workable backlog, mix of work, weather, changes in interest rates and general economic conditions, legislative/regulatory changes and other factors set forth in reports and documents filed by the Company with the Securities and Exchange Commission from time to time.

         Insituform East, Incorporated and its subsidiaries are engaged in the trenchless rehabilitation of underground sewers and other pipelines primarily used cured-in-place ("CIPP") rehabilitation processes to produce a shape-conforming "pipe-within-a-pipe." Since 1978, the Company has performed work in six Mid-Atlantic states and the District of Columbia using the patented Insituform(R) process under territorially exclusive license agreements. Utilizing other trenchless CIPP processes, the Company's wholly-owned subsidiary, Midsouth Partners, operates substantially without geographic restriction. The Company's CIPP rehabilitation processes utilize custom-manufactured unwoven polyester fiber felt tubing, with an elastomeric coating on the exterior surface. The flat, pliable tube is later impregnated with a liquid thermosetting resin and the resin-saturated material is inserted in the pipe through an existing manhole or other access point. Using a temporary inversion duct and cold water pressure, the material is turned inside out as it is forced through a heat-exchange unit. The heated water cures the thermosetting resin to form a new, hard, jointless, impact and corrosion resistant cured-in-place pipe within the original pipe. Lateral or side connections are then reopened by use of a remotely controlled cutting device.

                                      * * *

Contact: Robert W. Erikson
         President
         (301) 773-1784